UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K sets forth a media release of Deutsche Bank AG. This Report on Form 6-K is hereby incorporated by reference into Registration Statements Nos. 333-206013, 333-218897 and 333-224595 of Deutsche Bank AG.

Media Release | May 24, 2018

Deutsche Bank finalises Equities business review

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) will significantly reshape its Equities Sales & Trading business. Overall, the bank aims to reduce headcount in this area by approximately 25%. In Cash Equities, it will concentrate on electronic solutions and its most significant clients globally. In Prime Finance, the bank will reduce leverage exposure by a quarter, equivalent to a reduction of approximately €50 billion.

These business reductions will contribute to a decrease in leverage exposure in the Corporate & Investment Bank of over €100 billion. This is approximately 10% of the €1,050 billion euros of leverage exposure reported at the end of the first quarter of 2018. The majority of this reduction is expected to be achieved by the end of this year.

“We remain committed to our Corporate & Investment Bank and our international presence – we are unwavering in that,” said Christian Sewing, Chairman of the Management Board. “We are Europe’s alternative in the international financing and capital markets business. However, we must concentrate on what we truly do well.”

Together with its decision to right-size the expense base in the Corporate & Investment Bank, Deutsche Bank will accelerate the pace of cost reduction across the organisation. In 2018, as already announced, the bank envisages adjusted costs not to exceed €23 billion. For 2019, the Management Board plans to reduce adjusted costs to €22 billion with no further significant disposals currently planned.

In connection with the implementation of these plans, the number of full-time equivalent positions is expected to fall from just over 97,000 currently to well below 90,000. The associated personnel reductions are underway.

The Management Board reaffirms its target of a post-tax return on tangible equity (RoTE) of approximately ten percent in a normalised business environment. The bank will seek to reach this goal from 2021 onwards. Although results in 2018 will reflect the impact of the aforementioned actions, including planned restructuring charges of up to €800m, the bank aims to deliver steady growth in return on capital over the coming years.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) the subsection “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 of our Report on Form 6-K filed on April 27, 2018, (ii) pages 6 and 7 of our 2017 Annual Report on Form 20-F and (iii) “Supplementary Information: Non-GAAP Financial Measures” on pages 378 through 382 of our 2017 Annual Report (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this report reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments for periods ending before December 31, 2017.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to (i) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 of our Report on Form 6-K filed on April 27, 2018, and (ii) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 82 through 95 of our Annual Report 2017 (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F), in particular in the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to “Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on pages 381 and 382 of our Annual Report 2017.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: May 24, 2018
	By:	/s/ Serdar Oezkan

	Name:	Serdar Oezkan
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel